LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


03029840

01 September 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
SEP 11 2003
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
SEP 02 2003
WASH. D.C.
SECTION

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)


laura ashley

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

01 September 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully





SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



laura ashley

01 September 2003

LAURA ASHLEY HOLDINGS plc

('Laura Ashley' or 'the Group')

Laura Ashley Holdings plc announces that it has agreed the sale of its operations in Belgium, Luxembourg and the Netherlands to Laben Holding BV for € 2. This sale relates to companies owning three stores in Belgium, one in Luxembourg and seven in the Netherlands. The purchaser will enter into a single, renewable franchise agreement with the Group lasting an initial four and a half years.

For the year ended 25 January 2003 the businesses being disposed of reported turnover of £6.7 million and a loss before tax of £2.2 million.

It is expected that the businesses being disposed of will have a net asset value of £1.5 million and the cash impact to the Group's UK operations will be broadly neutral.

This disposal is part of the Group's strategy, announced in January 2003, to withdraw from its European operations whilst securing franchise agreements for stores in Continental Europe where possible. Since January, the Group has closed 33 stores (one in Holland, one in Belgium, four in Austria, seven in France, and 20 in Germany). Six stores remain open in France. Four are expected to close by November 2003 and the Group is currently in negotiations for the sale and franchise of the remaining two stores in France.

In June 2003, Laura Ashley announced it had entered into conditional Heads of Terms for the disposal and franchise of six stores in Switzerland, Austria and Italy to EDMI Holdings SA. Discussions are ongoing to finalise the sale and purchase agreement.

Upon successful completion of all of the above negotiations, Laura Ashley Holdings plc will have completed its exit from Continental Europe.

Enquiries:

David Cook	Chief Financial Officer	020 7880 5100
Tom Buchanan/ Katya Reynier	Brunswick Group Limited	020 7404 5959



SEC MAIL PROCESSING
RECEIVED
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WASH, D.C.
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SECTION